Exhibit 11.1

GENESEE & WYOMING INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE
(in thousands, except per share amounts)

	Three Months Ended	Six Months Ended
	June 30, 2002	June 30, 2002

BASIC EARNINGS PER SHARE CALCULATION:

Net income available to common shareholders	$7,142	$12,237

Weighted average number of shares

of common stock	14,649	14,618

Earnings per share — basic	$0.49	$0.84

DILUTED EARNINGS PER SHARE CALCULATION:

Net income	$7,435	$12,823

Weighted average number of shares of common stock

and common stock equivalents outstanding:

Weighted average number of shares

of common stock	14,649	14,618

Common stock equivalents issuable under stock

option plans	470	475

Common stock equivalents applicable to

Redeemable Convertible Preferred Stock	2,446	2,446

Weighted average number of shares of common stock

and common stock equivalents — diluted	17,565	17,539

Earnings per share – diluted	$0.42	$0.73